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                            June 17, 2021

       Michael McDonnell
       Executive Vice President and Chief Financial Officer
       BIOGEN INC.
       225 Binney Street
       Cambridge, MA 02142

                                                        Re: BIOGEN INC.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            Filed February 3,
2021
                                                            Form 8-K Filed
February 3, 2021
                                                            Response dated June
9, 2021
                                                            File No. 000-19311

       Dear Mr. McDonnell:

              We have reviewed your June 9, 2021 response to our comment letter and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. After reviewing your response to this comment, we may have additional comments.

       Form 8-K Filed February 3, 2021

       Exhibit 99.1, page 1

   1. We appreciate the additional information provided to us. We continue to believe that your adjustments to exclude
from R&D expense and net income attributable to Biogen, Inc. the upfront and premium
payments made for collaboration agreements are inconsistent with the guidance in
Question 100.01 of the Non-GAAP Financial Measures Compliance and
                                                        Disclosure
Interpretations. Please confirm to us that you will no longer include these adjustments in any
non-GAAP financial measure presented in accordance with Item 10(e)
                                                        of Regulation S-K or
Regulation G for all periods presented in future filings.
 Michael McDonnell
BIOGEN INC.
June 17, 2021
Page 2




       You may contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691, if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameMichael McDonnell                     Sincerely,
Comapany NameBIOGEN INC.
                                                        Division of Corporation
Finance
June 17, 2021 Page 2                                    Office of Life Sciences
FirstName LastName